October 28, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Vanessa Robertson, Senior Staff Accountant

Re:	ARIAD Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File Number: 001-36172

Ladies and Gentlemen:

On behalf of ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I received the letter (the “Comment Letter”) dated October 23, 2014, from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

The Company is working diligently on responses to the Comment Letter and intends to submit its response and the accompanying proposed revised disclosure by November 21, 2014. If you have any questions or comments regarding the Company’s anticipated timing for the submission of its response, kindly contact me at (617) 621-2204 or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,

/s/ Edward M. Fitzgerald

Edward M. Fitzgerald Executive Vice President, Chief Financial Officer and Treasurer

cc:	ARIAD Pharmaceuticals, Inc.
Harvey J. Berger, M.D.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.